SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2003

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
*	Naspers Limited: Interim results for the six months ended September 30, 2003 dated November 25, 2003	



Naspers Limited
(Registration number 1925/001431/06)
ISIN ZAE000015889
JSE share code: NPN
("Naspers")

Interim Report

and withdrawal of cautionary

The results of the Naspers group for the six months ended
30 September 2003 are stated as follows:

Naspers's mission is to build

shareholder value by

operating subscriber management platforms that provide content,
services and means of communication to paying users;
to license related technologies and to be

useful to the communities we serve

Segmental Review

	Revenue Six months ended 30 Sept			Ebitda Six months ended 30 Sept		
	2003 R'm	2002 R'm	% change	2003 R'm	2002 R'm	% change
Subscriber platforms	3 754	3 805	(1)	654	268	144
– pay television	3 155	3 149	–	618	333	86
– internet	464	421	10	47	(68)	+100
– technology	135	235	(43)	(11)	3	–
Print media	1 298	1 124	15	219	186	18
Book publishing and private education	538	516	4	18	9	100
– publishing	269	233	15	(13)	(19)	32
– education	269	283	(5)	31	28	11
Corporate services	3	–	–	(13)	(8)	(63)
	5 593	**5 445**	**3**	**878**	**455**	**93**

	Operating profit before amortisation and impairment Six months ended 30 Sept			Operating profit Six months ended 30 Sept		
	2003 R'm	2002 R'm	% change	2003 R'm	2002 R'm	% change
Subscriber platforms	445	(43)	+100	295	(351)	+100
– pay television	458	141	+100	397	(24)*	+100
– internet	5	(178)	+100	(63)	(304)	79
– technology	(18)	(6)	(200)	(39)	(23)	(70)
Print media	163	135	21	156	132	18
Book publishing and private education	2	(6)	+100	(12)	(19)	37
– publishing	(19)	(25)	24	(19)	(26)	27
– education	21	19	11	7	7	–
Corporate services	(14)	(8)	(75)	(14)	(8)	(75)
	596	**78**	**+100**	**425**	**(246)**	**+100**

*Includes a once-off charge of R148 million for the impairment of programming rights.

Abridged Income Statement

	Six months ended 30 Sept 2003 Reviewed R'm	Six months ended 30 Sept 2002 Reviewed R'm	Year ended 31 Mar 2003 Audited R'm
Revenue	**5 593**	**5 445**	**11 187**
Earnings before interest, tax, depreciation and amortisation (Ebitda)	878	455	1 191
Depreciation	(282)	(377)	(664)
Operating profit before amortisation and impairment	596	78	527
Amortisation	(171)	(176)	(342)
Impairment of programming rights	–	(148)	(155)
Operating profit/(loss)	425	(246)	30
Finance costs	(208)	(168)	(223)
Share of equity-accounted results	28	83	169
Exceptional items	35	(397)	61
Profit/(loss) before taxation	280	(728)	37
Taxation	(174)	(92)	(159)
Minority interest	(88)	370	(162)
Net profit/(loss) from continuing operations	18	(450)	(284)
Loss from discontinuing operations	–	(154)	(141)
Profit arising on discontinuance of operations	–	746	751
Net income attributable to shareholders	**18**	**142**	**326**
Headline earnings/(loss) for the period (R'm)	**148**	**(143)**	**(33)**
Headline earnings/(loss) per N ordinary share (cents)	57	(96)	(19)
Earnings per N ordinary share (cents)	7	96	185
Fully diluted earnings per N ordinary share (cents)	7	96	185
Net number of shares issued ('000)			
– at period-end	258 778	148 084	258 151
– weighted average for the period	258 465	148 084	176 556
– fully diluted weighted average	260 116	153 689	182 161

Abridged Balance Sheet

	30 Sept 2003 Reviewed R'm	30 Sept 2002 Reviewed R'm	31 Mar 2003 Audited R'm
ASSETS			
Non-current assets	6 174	5 583	6 904
Property, plant and equipment	3 269	3 911	3 592
Goodwill and other intangibles	1 974	785	2 225
Investments and loans	650	442	734
Programme and film rights	115	380	227
Deferred taxation	166	65	126
Current assets	4 850	6 060	5 276
TOTAL ASSETS	**11 024**	**11 643**	**12 180**
EQUITY AND LIABILITIES			
Share capital and reserves	2 942	763	3 511
Minority interest	172	706	301
Non-current liabilities	3 022	4 895	3 097
Capitalised finance leases	1 990	2 754	2 277
Liabilities – interest-bearing	681	1 576	412
– non-interest-bearing	112	369	191
Post-retirement medical liability	160	126	146
Deferred taxation	79	70	71
Current liabilities	4 888	5 279	5 271
TOTAL EQUITY AND LIABILITIES	**11 024**	**11 643**	**12 180**
Net asset value per N ordinary share (cents)	1 137	515	1 360

Abridged Statement of Changes in Equity

	Six months ended 30 Sept 2003 Reviewed R'm	Six months ended 30 Sept 2002 Reviewed R'm	Year ended 31 Mar 2003 Audited R'm
Balance at beginning of period	3 511	1 386	1 386
Effect of adopting AC133	(335)	–	–
As restated	3 176	1 386	1 386
Movement in treasury shares	2	–	(731)
Share capital and premium issued	–	–	3 395
Foreign currency translations	(166)	(728)	(828)
Movement in cash flow hedging reserve	(10)	–	–
Net income attributable to shareholders	18	142	326
Dividends	(78)	(37)	(37)
Balance at end of period	**2 942**	**763**	**3 511**

Abridged Cash Flow Statement

	Six months ended 30 Sept 2003 Reviewed R'm	Six months ended 30 Sept 2002 Reviewed R'm	Year ended 31 Mar 2003 Audited R'm
Cash generated from operations	387	130	1 103
Dividends paid	(82)	(37)	(37)
Cash flow from operating activities	305	93	1 066
Cash flow from investment activities	(453)	(496)	234
Cash flow from financing activities	(244)	(348)	(636)
Net movement in cash and cash equivalents	**(392)**	**(751)**	**664**

Analysis of Exceptional Items

	Six months ended 30 Sept 2003 Reviewed R'm	Six months ended 30 Sept 2002 Reviewed R'm	Year ended 31 Mar 2003 Audited R'm
Profit/(loss) on sale and revaluation of investments and debt	37	(393)	127
Loss on dilution of interest in subsidiaries	(2)	–	(1)
Asset impairments and write-offs	–	(4)	(65)
Net exceptional items	**35**	**(397)**	**61**

Calculation of Headline Earnings

	Six months ended 30 Sept 2003 Reviewed R'm	Six months ended 30 Sept 2002 Reviewed R'm	Year ended 31 Mar 2003 Audited R'm
Net income attributable to shareholders	18	142	326
Adjusted for:			
– impairment of programming rights after minorities	–	57	70
– profit arising on discontinuance of operations	–	(746)	(751)
– exceptional items after tax and minorities	(33)	232	29
– amortisation of goodwill after minorities	163	172	293
Headline earnings/(loss)	148	(143)	(33)
Loss from discontinuing operations	–	47	35
Headline earnings from continuing operations	148	(96)	2
Adjusted for:			
– foreign exchange translation differences	(25)	(22)	(86)
– creation of deferred tax assets	3	(6)	(58)
– amortisation of intangible assets	33	20	31
– AC133 fair value adjustments	100	–	–
Core headline earnings/(loss)	**259**	**(104)**	**(111)**

Supplementary Information

	Six months ended 30 Sept 2003 Reviewed R'm	Six months ended 30 Sept 2002 Reviewed R'm	Year ended 31 Mar 2003 Audited R'm
Finance costs	**208**	**168**	**223**
– net interest paid	69	117	199
– interest on finance leases	77	125	238
– net foreign exchange differences	(35)	(74)	(214)
– net fair value adjustments on derivatives	97	–	–
Investments and loans	**650**	**442**	**734**
– listed investments	381	289	619
– unlisted investments	269	153	115
Market value of listed investments	1 613	1 396	1 254
Directors' valuation of unlisted investments	269	153	115
Commitments	**714**	**1 320**	**1 079**
– capital expenditure	226	115	110
– programme and film rights	346	952	782
– network and other commitments	104	253	186
– decoder commitments	38	–	1
Operating lease commitments	**366**	**685**	**627**

Commentary

HIGHLIGHTS

Highlights over the past six months include:

- The rand continued to strengthen during the period, resulting in a mixed impact on the group. On the positive side, there were considerable foreign currency input costs, which will now translate into lower rand costs. On the negative side, revenues generated outside of South Africa will now translate into fewer rands.

- The pay-television operations in Greece, battered by ill-considered competition, advanced some distance in their drive to profitability.

- Tencent, the real-time communications company which operates the QQ platform in China, made progress, growing registered subscriptions to some 22 million. For the first time the internet segment reported a total net operating profit before amortisation.

- In the over-traded local print media segment, *Daily Sun* and *Son* continued to grow rapidly.

FINANCIAL OVERVIEW

In total, the group's revenues for the period grew marginally to R5,6 billion. This flat revenue growth was partly a consequence of the stronger rand. In addition, the benefits of the appreciating rand were passed on to pay-television subscribers in South Africa, where none or only nominal subscription fee increases were introduced during the past year.

Continued focus and effort to drive costs down resulted in operating profit, before amortisation and impairment charges, improving sharply to R596 million.

Net finance costs of R208 million were higher than for the equivalent period last year, mainly because of fair value adjustments required by AC133 of R97 million, R35 million relating to currency gains and R77 million to notional interest on financial leases, mostly for satellite transponders. Thus the net interest paid on borrowings was R69 million, compared with R117 million last year. This reduction is partially due to lower levels of debt and lower interest rates.

The share of equity-accounted results relates largely to the performance of M-Net and SuperSport. Both companies have been affected by the stronger rand, which has sharply reduced the rand value of their dollar-based revenues. The implementation of the new accounting standard AC133 also had a negative impact on their results.

The total tax charge increased to R174 million, largely as a result of the increased profitability of the group.

The net effect of the above was headline earnings from continuing operations of R148 million, compared with a loss in the equivalent period last year of R96 million. As previously reported to shareholders, these headline earnings include certain items prescribed by South African Generally Accepted Accounting Practice ("SA GAAP"), which reduce their credibility as a measure of true operating performance. Our best estimate of such items include:

Currency translation gains	R25 million
Creation of deferred tax assets	(R3) million
Amortisation of intangible assets	(R33) million
Impact of AC133	(R100) million
	(R111) million

The net effect of these prescribed accounting conventions was that reported headline earnings were negatively impacted by R111 million. Adjusting for these items would result in "core headline" earnings of R259 million, compared with a comparable reported loss of R104 million in the previous year.

On 30 September 2003 the group had net consolidated cash resources of R1,6 billion and interest-bearing liabilities of R0,9 billion, excluding capitalised satellite and other leases.

SUBSCRIBER PLATFORMS
Pay television
In total, the pay-television subscriber base reflected marginal growth. The group now manages in excess of two million pay-television subscribers, 68% of whom subscribe to digital services.

Stable subscriber numbers, coupled with the stronger rand and only small subscription fee increases, saw pay-television revenues remain flat in rand terms. In contrast, operating profit before amortisation charges grew to R458 million.

The South African pay-television base sits at just above one million subscribers, whilst on the rest of the African continent the base grew to 269 000. Our pay-television and internet operations in South Africa have overlapping costs and functions and will move closer together in future.

In Greece, progress has been made and operating losses were significantly down compared with last year. The subscriber base has grown after the traditional summer churn and now stands at 274 000. Progress has also been made in securing local football rights at more realistic prices, which helped bolster the programme offer.

In Thailand, UBC's subscribers stand at 425 000 homes. This business, which is equity accounted, reported an operating profit before amortisation of R75 million. Although piracy remains a problem, the Thai economy has recovered well.

Internet
The internet segment grew revenues to R464 million. In excess of 40% of this revenue is generated outside South Africa, therefore the strong rand has a negative impact here. The segment reached profitability in total for the first time, recording a small operating profit before amortisation.

In South Africa, M-Web maintained its subscriber base around 240 000. A concern is the stagnation of the dial-up market locally and the lack of local broadband services. The lack of innovation and regulatory limitations on South African fixed-line telephony is concerning. M-Web, however, continued to grow in other segments.

In Thailand, the group has 250 000 users, most of whom access the service on a prepaid basis. It is also the leading provider of on-line content and entertainment.

The group's principal activity in China is an interest in Tencent, a developer and operator of real-time communication and entertainment technologies and services. Tencent has built a position at the forefront of China's internet and wireless value-added service sector. As the operator of the largest Chinese-language instant-messaging and digital entertainment platform, QQ, it enjoys significant consumer recognition amongst China's 60 million internet users and 240 million mobile phone users. With some 22 million registered subscriptions across all its services, QQ generated revenue of US$36 million and an operating profit of US$21 million during the period. In August 2003, Tencent bought back some of its own shares, resulting in the Naspers group owning 50% of Tencent and the founding members owning the remaining 50%. Tencent was equity accounted from August 2003.

Technology
Irdeto Access, the group's primary technology business, continued its transition to a software business by further reducing its hardware sales. This, combined with the weak global market for conditional access products, had a negative effect on revenue. As a consequence, revenues and margins were down compared with the same period last year. Containing costs remains a prime focus until the market recovers. The encryption of premium content remains core to the technology focus of the group and, to this end, the group continues to invest in research and development, which will secure the integrity of its core subscriber businesses and potentially unlock new growth opportunities.

PRINT MEDIA
The newspaper and magazine businesses in South Africa had a satisfactory period, growing revenues by 15% and operating profits before amortisation by 21%. Here the stronger rand was beneficial. Certain titles, such as *Daily Sun* and *Son*, as well as some magazines, continued to show growth. However, many sectors in this market are overtraded and are heading for a shake-out. The printing operations had a good run and were able to pass on lower paper and ink costs to their customers.

BOOK PUBLISHING AND PRIVATE EDUCATION
The book publishing business had a stable interim period, with revenues growing by 15% to R269 million. Highlights, such as the success of the Harry Potter books, were balanced by more muted results elsewhere. Educor experienced static student enrolments. As a consequence, revenues were flat, whilst operating profits before amortisation were slightly up. These two businesses will be more closely integrated in future.

BLACK ECONOMIC EMPOWERMENT
The Welkom economic empowerment scheme was extended for three years. We believe that this will be beneficial to both the 17 000 previously disadvantaged individuals participating in the scheme and the group.

The board took cognisance of recent communications by Government relating to economic empowerment and is studying their impact. The group supports the principle of economic empowerment and envisages launching suitable initiatives in future.

WITHDRAWAL OF CAUTIONARY
Shareholders are referred to the trading update and cautionary announcement dated 3 September 2003. In view of the publication of the interim results, the cautionary is now withdrawn.

BOARD OF DIRECTORS
To fill vacancies that arose with the recent retirement of directors, whilst also meeting a need for certain expertise, Fred Phaswana, Francine-Anne du Plessis and Rachel Jafta were appointed to the board in October 2003.

ACCOUNTING POLICIES
These abridged consolidated interim financial statements comply with South African Statements of Generally Accepted Accounting Practice and were prepared in accordance with AC127 – Interim Financial Reporting. The same accounting policies and methods of computation have been followed in this interim report as in the annual financial statements for the year ended 31 March 2003, except for the adoption of AC133 – Financial Instruments: Recognition and Measurement, as from 1 April 2003. These interim financial statements have been reviewed by the company's auditors, PricewaterhouseCoopers Inc, whose report is available for inspection at the registered offices of Naspers.

On behalf of the board

Ton Vosloo   **Koos Bekker**
Chairman   *Managing director*

25 November 2003

(For a more detailed exposition, visit the Naspers website at www.naspers.com)

Directors
T Vosloo (chairman), JP Bekker (managing director), JJM van Zyl, E Botha, LN Jonker, NP van Heerden, SJZ Pacak, BJ van der Ross, GJ Gerwel, HSS Willemse, F du Plessis, FTM Phaswana, RCC Jafta.

Company secretary
GM Coetzee

Registered office
40 Heerengracht, Cape Town 8001
(PO Box 2271, Cape Town 8000)

Transfer secretaries
Ultra Registrars (Proprietary) Limited,
Fifth Floor, 11 Diagonal Street, Johannesburg 2001
(PO Box 4844, Johannesburg 2000)

ADR Programme
The Bank of New York maintains a Global BuyDIRECT(TM) plan for Naspers Limited. For additional information, please visit The Bank of New York's web site at www.globalbuydirect.com or call Shareholder Relations at 1-888-BNY-ADRS or 1-800-345-1612 or write to: The Bank of New York Shareholder Relations Department – GlobalBuyDIRECT(TM) Church Street Station
PO Box 11258, New York, NY 10286-1258, USA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Naspers Limited

Date: November 25, 2003 by

By: /s/ Stephan J. Z. Pacak

Name: Stephan J. Z. Pacak
Title: Director